EXHIBIT 3.43
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
THE PINES AT TUCSON, INC.
I
     The name of the corporation is The Pines at Tucson, Inc.
II
     The Corporation shall have the authority to issue 5,000 shares of common stock.
III
     The corporation shall indemnify an individual made a party to a proceeding because he is or was a director or officer of the corporation against liability incurred in the proceeding if he conducted himself in good faith, and he believed, in the case of his conduct in his official capacity with the corporation, that his conduct was in its best interest; and in all other cases, that his conduct was at least not opposed to its best interests and in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The determination whether a director or officer has met this standard of conduct shall be determined in the manner fixed by statute with respect to statutory indemnification. The corporation may not indemnify (1) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or (2) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.
     The corporation shall pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if (1) the director furnishes the corporation a written statement of his good faith belief that he has met the standard of conduct described herein, (2) the director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct, and (3) a determination is made that the facts then known to those making the determination would not preclude indemnification.
     All terms defined in Article 10 of the Virginia Stock Corporation Act, as enacted and in effect on the date of these articles of incorporation, shall have the same meaning when used in this article. In the event that any provision of this article is determined to be unenforceable as being contrary to public policy, the remaining provisions shall continue to be enforced to the maximum extent permitted by law. Any indemnification under this article shall apply to a person who has ceased to have the capacity referred to herein, and may inure to the benefit of the heirs, executors and administrators of such a person. Any amendment to or repeal of this Article Third shall not adversely affect the right or protection of a director or officer of the corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Notwithstanding the foregoing, payments under this section with respect to a claim for indemnification shall be reduced to the extent the director or officer has not made reasonable efforts to reduce the amount of an indemnified loss by seeking contributions from other sources.

ARTICLES OF AMENDMENT
OF THE
ARTICLES OF INCORPORATION
OF
THE PINES AT TUCSON, INC.
     FIRST The name of the corporation is The Pines at Tucson. Inc.
     SECOND The name of the corporation is hereby changed to:
Crawford First Education. Inc.
     THIRD The foregoing amendment was adopted on May 1, 1997 by the written consent of the sole shareholder of the corporation.

THE PINES AT TUCSON. INC.

By	/s/ Ronald I. Dozoretz

Ronald I. Dozoretz, President

Date	05/01/97